SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INTERSIL CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Class A Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

46069S109

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Thomas C. Tokos

Sr. V.P., General Counsel, and Secretary

Intersil Corporation

1001 Murphy Ranch Road

Milpitas, CA 95035

(408) 432-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies To:

Christopher G. Karras

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104-2808

(215) 994-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

On September 24, 2009, Intersil Corporation (“Intersil” or the “Company”) filed Definitive Additional Materials (the “Additional Materials”) to its Definitive Proxy Statement (the “Definitive Proxy Statement”) for its Special Meeting of Shareholders scheduled to be held on October 6, 2009 (the “Special Meeting”). The Additional Materials describe a change to the expected minimum exercise price that a stock option must have in order to be eligible to be exchanged in Intersil’s employee stock option exchange program (the “Option Exchange Program”). As described in the Additional Materials, Intersil now expects this threshold price to be $22.00 rather than $18.00. The Additional Materials are attached hereto as Exhibit 99.1.

On September 24, 2009, the Company’s President and Chief Executive Officer, David Bell, sent an email to employees of Intersil and its subsidiaries who are eligible to participate in the Option Exchange Program informing them of the change in the expected threshold price (the “Threshold Email”). A copy of the Threshold Email is attached hereto as Exhibit 99.2.

Neither the Definitive Proxy Statement, the Additional Materials, nor the Threshold Email constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The Option Exchange Program will only be commenced, if at all, if shareholders approve the Option Exchange Program.

The Option Exchange Program described in the Definitive Proxy Statement, the Additional Materials and the Threshold Email has not commenced and will not commence unless the requisite shareholder approval is obtained at the Special Meeting. Even if the requisite shareholder approval is obtained, the Company may still decide not to implement the Option Exchange Program. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) upon the commencement of the Option Exchange Program. Employees who may be eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, very carefully, when those materials become available because they will contain important information about the Option Exchange Program. Intersil shareholders and option holders will be able to obtain these written materials and other documents filed by Intersil with the SEC free of charge from the SEC’s website at www.sec.gov and from Intersil’s website at www.intersil.com.

Item 12. Exhibits.

Exhibit No.	Document
99.1	Definitive Additional Materials to the Definitive Proxy Statement for a Special Meeting of Shareholders scheduled to be held on October 6, 2009 (filed with the SEC on September 24, 2009 and incorporated herein by reference).

99.2	Communication from David Bell, the Chief Executive Officer, President and Director of Intersil, to eligible employees dated September 24, 2009, regarding the revised expected threshold price.

Exhibit 99.2

To: Intersil Employees

From: Dave Bell, CEO

On October 6, 2009, Intersil’s shareholders will be voting on our proposed Stock Option Exchange Program under which eligible employees will be given the opportunity to exchange their eligible underwater stock options for new stock options covering a lesser number of shares and having a current market value exercise price (the “Option Exchange Program”). As described in the materials relating to the Option Exchange Program, including the Definitive Proxy Statement for our Special Shareholders’ Meeting filed with the Securities and Exchange Commission (“SEC”) on August 20, 2009 (the “Proxy Statement”), our Compensation Committee previously expected $18.00 to be the threshold (minimum exercise price) that a stock option must have in order to be eligible for exchange. However, in light of the increase in our stock price since the Proxy Statement was filed, the Compensation Committee has re-evaluated this threshold price and now expects to use a threshold price of $22.00. Please keep in mind that $22.00 is only the expected threshold price and the actual threshold price used in the Option Exchange Program may be different, depending on our stock price when the Option Exchange Program is implemented. Stock options with exercise prices below the threshold price used in the Option Exchange Program will not be permitted to be exchanged.

If we receive shareholder approval of the Option Exchange Program, you will receive more information about the Option Exchange Program shortly after it has commenced, including the actual threshold price that the Compensation Committee determines to use.

*        *        *        *        *

We have not commenced the Option Exchange Program to which this communication pertains and will not do so unless we receive the requisite shareholder approval at our Special Shareholders’ Meeting scheduled to take place on October 6, 2009. Even if the requisite shareholder approval is obtained, we may still decide not to implement the Option Exchange Program.

Intersil will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of the Option Exchange Program. Persons who may be eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO, including the Offer to Exchange and other related materials, very carefully when those materials become available because they will contain important information about the Option Exchange Program. Intersil shareholders and option holders will be able to obtain these written materials and other documents filed by Intersil with the SEC free of charge from the SEC’s website at www.sec.gov and from Intersil’s website at www.intersil.com. We will also make these materials easily accessible on our intranet to our employees that are potential participants.

Due to SEC regulations, Intersil cannot advise you as to whether or not it will make sense for you to participate in the Option Exchange Program. In addition, Intersil cannot provide you with any tax advice regarding participation in the Option Exchange Program.